





Slade Simpson · 3rd

Intellivision Entertain

Director of Product Innovation & Design at Intellivision
Entertainment

Irvine, California · 362 connections · **Contact info**

Experience



Director of Product Innovation & Design
Intellivision Entertainment · Full-time
Aug 2019 – Present · 1 yr 2 mos
Irvine, CA



Director of Engineering
Design Central · Full-time
Dec 2015 – Aug 2019 · 3 yrs 9 mos
Columbus, Ohio

Provided strategic leadership of the engineering team, including: planning, resource
management, recruiting / hiring, development / mentorship, & performance evaluations.

Oversaw engineering services & projects; provided input, direction, & problem solvi ...**see mor**



Co-Founder & CEO
Sculptify · Full-time
Mar 2013 – Jul 2019 · 6 yrs 5 mos
Columbus, OH

Managed day-to-day operations, communications, & strategic partnership development

Aided in the development of FLEX™ 3D printing technology & associated hardware **...see mor**



Design Engineer - Research and Development
Commercial Vehicle Group
Mar 2012 – Feb 2013 · 1 yr
New Albany, OH



Design Engineer
Honda R&D
Jul 2011 – Feb 2012 · 8 mos
Raymond. OH

Show 1 more experience ⌄

Education



Ohio University
Bachelor or Science, Mechanical Engineering
2007 – 2011
Activities and Societies: American Society of Mechanical Engineers, OU Industrial Advisory Board (IAB), OUME Senior Design, Robe Leadership Institute, SAB (Student Advisory Board), Tau Beta Pi Engineering Honor Society, Undergraduate Research Program

Cum Laude Graduate
Outstanding Senior of OUME Department
Outstanding Senior of the Russ College of Engineering and Technology
Robe Leadership Scholar
Silver Engineering Student Design Competition Award - Lincoln Foundation



